On October 23, 2014, Cutrale-Safra issued a press release, a copy of which is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

ISS In New Alert Determines Cutrale-Safra Revised $14.50 Offer Potentially More Compelling Than
Fyffes Transaction

Advises Clients to Contact Their ISS Account Manager About Changing Votes

New York, NY (October 23, 2014)— Cutrale-Safra today stated it believes that the alert just issued by Institutional Shareholder Services ("ISS") goes as far as it possibly can given the constraints of time to enable ISS clients to change their votes. With the Special Meeting of Chiquita Shareholders at 9am tomorrow October 24, ISS, in its alert, has informed its clients that the revised Cutrale-Safra $14.50 per share offer is potentially more compelling than the Fyffes transaction.

Accordingly, ISS urges its clients to "…[c]ontact their [ISS] Account Manager to ensure any vote changes are processed ahead of the looming vote cutoff."

ISS makes clear that the Cutrale-Safra revised $14.50 per share all-cash offer "…[carries] certainty of value, effectively eliminating the execution and market risks inherent in ChiquitaFyffes' projections of future earnings."

With respect to ChiquitaFyffes being able to achieve 100% of its projected 2016 EBITDA and a 6.5x multiple, ISS states "…two years is a long time to forecast out the banana business; at just 90% achievement of projected 2016 EBITDA, the present value falls to just $12.80 per share—materially below the $14.50 value of the newest revised Cutrale/Safra offer. If the multiple falls to 6.0x, moreover, the present value of achieving 100% of EBITDA projections is just $13.28—significantly below the revised offer. At 90% achievement of projected 2016 EBITDA that value falls to $11.34 per share."

Accordingly, ISS asserts, "In the aggregate…the certainty of value in the newest revised Cutrale/Safra offer may make that alternative more compelling…"

Cutrale-Safra reiterated that its revised offer of $14.50 per share, which is fully financed and not subject to any due diligence condition, represents:

●
a compelling premium of approximately 14% compared to the closing price of Chiquita shares on October 22, 2014, a price that we believe substantially overstates the value of the Fyffes transaction as it is still very much incorporating support by the Cutrale-Safra offer. Based on the trading value of the stock, it is the belief of Cutrale-Safra that the effective premium to the Fyffes transaction is now around or in excess of 20%;

●
a highly attractive premium of over 44% to the investment marketplace's valuation of the original proposed Chiquita transaction with Fyffes, based on Chiquita's undisturbed closing price of $10.06 as of August 8, 2014;

●	an approximately 23% premium to Chiquita's adjusted stock price of $11.80, based on the revised Fyffes' transaction;

●	a multiple of approximately 12.5x Chiquita's EBITDA, including the assumption of Chiquita net debt, for the twelve months ended June 30, 2014; and

●	the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions.

FOR IMMEDIATE RELEASE

Cutrale-Safra urges Chiquita shareholders to vote AGAINST the Fyffes transaction at tomorrow's Special Meeting of Chiquita Shareholders.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita's Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world's most highly regarded agribusiness and juice companies in the world and one of the world's leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

Media Contact:

Jeremy Fielding / Stef Goodsell

Kekst and Company

(212) 521-4858/4878

jeremy-fielding@kekst.com/stef-goodsell@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833